[Hancock Holding Company Letterhead]

June 25, 2014

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention: Mr. Michael Volley

RE:	Hancock Holding Company

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 000-13089

Dear Mr. Volley:

This letter is in response to the comments received from the Commission via e-mail on May 28, 2014. In order to expedite the Staff’s review of our responses, we have numbered and reproduced the full text of the Staff’s comments, each of which is followed by our response.

December 31, 2013 Form 10-K

Comment 1: A variation of the following comment was issued in our letter dated July 9, 2013. We are issuing this comment again as we noted the Form 10-K as of December 31, 2013 did not include the requested revisions that were previously included in your Forms 10-Q as of June 30, 2013 and September 30, 2013.

Item 6 – Selected Financial Data, page 27

We note the non-accrual loan balances for the five years presented on page 29. We further note that you have excluded non-accruing troubled debt restructurings (“TDRs”) from the non-accrual balances presented on this page. On pages 98 and 48 you also present non-accrual loans; however on these pages you include non-accruing TDRs in the non-accrual loan balances. Please revise future filings to either include a footnote to page 29 that states that non-accruing TDRs are excluded from the non-accrual loan balances presented or provide consistent non-accrual balances throughout the filing.

Response 1:

As indicated, the notes to the Selected Financial Data tables for the 2013 second and third quarters’ 10-Qs included a comment that “Nonaccrual restructured loans are reported in the total

Securities and Exchange Commission

June 25, 2014

for restructured loans” and the amount of nonaccrual TDRs was provided in the subsequent note. That comment was unintentionally excluded from the notes to the 2013 10-K Selected Financial Table but the amount of nonaccrual TDRs included in the total of restructured loans was included. That oversight was corrected in the 2014 first quarter 10-Q and the comment as presented in prior 10-Qs was included in the notes.

Further, the Company plans to change the presentation of nonaccrual and restructured loans in future filings beginning with the 2014 second quarter 10-Q to include nonaccrual TDRs in the total of nonaccrual loans and to change the line item for restructured loans to accruing restructured loans. With that change, a statement will be included in a note to the table that nonaccrual TDRs are included in the nonaccrual loan total along with the amount of such loans. We expect future disclosures to be similar to the following:

Item 6 – Selected Financial Data, page 29-30 – replace table

	At and For the Years Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Asset Quality Information:
Non-accrual loans (a)	$99,711	$137,637	$103,228	$112,274	$86,555
Restructured loans - still accruing	9,247	16,415	14,045	12,641	—

Total non-performing loans	108,958	154,052	117,273	124,915	86,555

Other real estate (ORE) and foreclosed assets	76,979	102,072	159,751	33,277	14,336

Total non-performing assets	$185,937	$256,124	$277,024	$158,192	$100,891

Non-performing assets to loans + ORE and foreclosed assets	1.50%	2.19%	2.44%	3.17%	1.97%
Accruing loans 90 days past due (a)	$10,387	$13,244	$5,880	$1,492	$11,647
Accruing loans 90 days past due as a percent of loans	0.08%	0.11%	0.05%	0.03%	0.23%
Non-performing assets + accruing loans 90 days past due to loans and foreclosed assets	1.58%	2.31%	2.50%	3.19%	2.19%
Net charge-offs - non-covered	$24,309	$55,031	$33,805	$50,682	$50,265
Net charge-offs - covered	$2,355	$26,069	$11,475	$—	$—
Net charge-offs - non-covered to average loans	0.21%	0.49%	0.40%	1.01%	1.17%
Allowance for loan losses	$133,626	$136,171	$124,881	$81,997	$66,050
Allowance for loan losses to period-end loans	1.08%	1.18%	1.12%	1.65%	1.29%
Allowance for loan losses to non-performing loans and accruing loans 90 days past due	111.97%	81.40%	101.40%	64.87%	67.26%

(a)	Non-accrual loans and accruing loans past due 90 days or more do not include acquired credit-impaired loans with an accretable yield. Included in non-accrual loans are $15.7 million, $15.8 million and $4.1 million in non-accruing TDR’s at December 31, 2013, 2012, and 2011, respectively.

Securities and Exchange Commission

June 25, 2014

	Originated Loans	Acquired Loans (a)	Covered Loans (b)	Total
Supplemental Asset Quality Information	2013
Non-accrual loans	$77,587	$18,580	$3,544	$99,711
Restructured loans - still accruing	5,522	3,725	—	9,247

Total non-performing loans	83,109	22,305	3,544	108,958
ORE and foreclosed assets (c)	51,240	0	25,739	76,979

Total non-performing assets	$134,349	$22,305	$29,283	$185,937

Accruing loans 90 days past due	$3,298	$7,089	—	$10,387
Allowance for loan losses	$78,885	$1,647	$53,094	$133,626

	2012
Non-accrual loans	$103,451	$30,086	$4,100	$137,637
Restructured loans - still accruing	11,651	4,764	—	16,415

Total non-performing loans	115,102	34,850	4,100	154,052
ORE and foreclosed assets (c)	75,771	0	26,301	102,072

Total non-performing assets	$190,873	$34,850	$30,401	$256,124

Accruing loans 90 days past due	$7,737	—	—	$7,737
Allowance for loan losses	$78,774	$788	$56,609	$136,171

	2011
Non-accrual loans	$83,264	$1,118	$18,846	$103,228
Restructured loans - still accruing	14,045	—	—	14,045

Total non-performing loans	97,309	1,118	18,846	117,273
ORE and foreclosed assets (c)	115,769	—	43,982	159,751

Total non-performing assets	$213,078	$1,118	$62,828	$277,024

Accruing loans 90 days past due	$4,871	—	—	$4,871
Allowance for loan losses	$83,246	—	$41,635	$124,881

	2010
Non-accrual loans	$66,988	—	$45,286	$112,274
Restructured loans - still accruing	12,641	—	—	12,641

Total non-performing loans	79,629	—	45,286	124,915
ORE and foreclosed assets (c)	17,595	—	15,682	33,277

Total non-performing assets	$97,224	$—	$60,968	$158,192

Accruing loans 90 days past due	$1,492	—	—	$1,492
Allowance for loan losses	$81,325	—	$672	$81,997

	2009
Non-accrual loans	$30,978	—	$55,577	$86,555
Restructured loans - still accruing	—	—	—	—

Total non-performing loans	30,978	—	55,577	86,555
ORE and foreclosed assets (c)	14,336	—	—	14,336

Total non-performing assets	$45,314	$—	$55,577	$100,891

Accruing loans 90 days past due	$11,647	—	—	$11,647
Allowance for loan losses	$66,050	—	—	$66,050

(a)	Loans which have been acquired and no allowance brought forward in accordance with acquisition accounting.
(b)	Acquired loans which are covered by loss sharing agreements with the FDIC providing considerable protection against credit risk.
(c)	ORE received in settlement of acquired loans is included with ORE from originated loans.

ORE received in settlement of covered loans remains covered under the FDIC loss share agreements.

Securities and Exchange Commission

June 25, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 2: We note the significant benefits related to tax credits as disclosed on page 138 in Note 17 Income Taxes.

a.	Please revise MD&A in future filings to provide quantitative and qualitative information about your tax credits to allow an investor to clearly understand how they impact your financial statements. Additionally, please discuss the expected impact on future financial results and any variability in earnings and cash flows.

b.	Please revise your summary of significant accounting policies to disclose your accounting policies related to your tax credits.

Please provide us with your proposed disclosures.

Response 2:

The Company will revise its future filings to discuss in further detail our tax credits during the relevant periods including the expected impact on future financial results, and to disclose its accounting policies related to tax credits. We expect future disclosures to be similar to the following:

Item 7 – MD&A – Noninterest Expense, page 34 – add paragraph

Tax credit investment amortization included in the Noninterest Expense table above reflects amortization of equity investments in entities that undertake projects that qualify under a variety of state or federal laws for tax credits against federal and state income taxes. The Company amortizes equity investments over the tax credit compliance period for those investments where return of the capital invested is not expected. The significant increase in annual amortization expense in 2013 and 2012 reflects increases in the amount invested in projects throughout the period. The financial return from these investments is provided through tax credits earned and received, all of which are accounted for as a reduction of the provision for income taxes.

Item 7 – MD&A – Income Taxes, page 36 – replace entire section

The Company provided for income tax expense at an effective rate of 24% in 2013, 23% in 2012 and 19% in 2011. Management expects the effective tax rate for 2014 to be in the range of 25% to 27%. Hancock’s effective tax rates have varied from the 35% federal statutory rate primarily because of tax-exempt income and the use of tax credits. Interest income on bonds issued by or loans to state and municipal governments and authorities, and earnings from the bank-owned life insurance program are the major components of tax-exempt income. The main source of tax credits has been investments in tax-advantaged securities and tax credit projects. These investments are made primarily in the markets the Company serves and are directed at tax credits

Securities and Exchange Commission

June 25, 2014

issued under the Qualified Zone Academy Bonds (QZAB), Qualified School Construction Bonds (QSCB), Federal and State New Market Tax Credit (NMTC) and Low-Income Housing Tax Credit (LIHTC) programs. The investments generate tax credits which reduce current and future taxes and are recognized when earned as a benefit in the provision for income taxes. Table 5 reconciles reported income tax expense to that computed at the statutory federal tax rate for each year in the three-year period ended December 31, 2013.

TABLE 5. Income Taxes

	Years Ended December 31,
	2013	2012	2011
	($ in thousands)
Taxes computed at statutory rate	$75,553	$69,074	$33,188
Tax credits:
QZAB/QSCB	(4,887)	(3,368)	(2,980)
NMTC	(10,594)	(7,742)	(4,133)
LIHTC	(925)	(1,677)	(1,271)
Other tax credits	(1,048)	(874)	—

Total tax credits	(17,454)	(13,661)	(8,384)
State income taxes, net of federal income tax benefit	2,352	(78)	689
Tax-exempt interest	(6,487)	(7,127)	(6,892)
Bank owned life insurance	(3,926)	(4,005)	(3,352)
Merger transaction costs	—	—	2,178
Other, net	2,472	1,410	637

Income tax expense	$52,510	$45,613	$18,064

The Company invests in Federal NMTC projects related to tax credit allocations that have been awarded to its wholly-owned Community Development Entity (CDE) as well as projects that utilize credits awarded to unrelated CDEs. From 2008 through 2013, the Company’s CDE was awarded three allocations totaling $148 million. These awards are expected to generate tax credits totaling $57.7 million over their seven-year compliance periods.

The Company intends to continue making investments in tax credit projects, though its ability to access new credits will depend upon, among other factors, federal and state tax policies and the level of competition for such credits. Based only on tax credit investments that have been made, the Company expects to realize tax credits over the next three years totaling $16.5 million, $12.9 million and $10.1 million for 2014, 2015 and 2016, respectively.

Item 8 – Financial Statements – Note 1. Summary of Significant Accounting Policies and Recent Accounting Pronouncements – Income Taxes, page 73 – add paragraph

The Company invests in projects that yield tax credits issued under the Qualified Zone Academy Bonds (QZAB), Qualified School Construction Bonds (QSCB), Federal and State New Market Tax Credit (NMTC), and Low-Income Housing Tax Credit (LIHTC) programs. Returns on these investments are generated through the receipt of federal and state tax credits. The tax credits are

Securities and Exchange Commission

June 25, 2014

recorded as a reduction to the income tax provision in the year that they are earned. Tax credits from QZAB and QSCB bonds are generally earned over the life of the bonds in lieu of interest income. Credits on Federal NMTC investments are earned over the 7 year compliance period beginning with the year of investment. Credits on State NMTC investments are generally earned over a 3 to 5 year period depending upon the specific state program. Tax Credits are earned over a 10 year period for Low-Income Housing investments beginning with the year in which rental activity begins. These tax credits, if not used in the tax return for the year when the credits are first available for use, can be carried forward for 20 years. For those investments where the return of the principal is not expected, the equity investment is amortized over the life of the tax compliance period as a component of noninterest expense.

The Company represents to the Securities and Exchange Commission and its Staff that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (228) 868-4725.

Sincerely,
/s/ Michael M. Achary
Michael M. Achary